U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12b-25

                                                      Commission File Number____

                          NOTIFICATION OF LATE FILING
(Check One): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:
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[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:                JANUARY 29, 2000
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  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - Registrant Information

                               Cygne Designs, Inc.
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                             Full Name of Registrant

                            Former Name if Applicable
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                     Address of principal executive office
                               (Street and Number)

                                  1410 Broadway
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                            City, State and Zip Code

                            New York, New York 10018
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                        PART II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-P, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

[ ]  (c) The accountant's statement or other exhibit required by Rule
         12(b)-25(c) has been attached if applicable.

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                              PART III - Narrative

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company requires additional time to file its form 10K in order to be able to finalize the accounting adjustments required to be made as a result of the sale of its Israeli-based knit business in November 1999 effective October 31, 1999. The Company's inabiity to file its annual report on Form 10-K for the fiscal year ended January 29, 2000 could not be eliminated by the Company without unreasonable effort or expense. The Company intends to file the subject annual report on Form 10-K no later than the fifteenth calendar day after the due date of the report.



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                           PART IV - Other Information

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     (1)  Name and telephone number of person to contact in regard to this notification

             Roy E. Green                         212-997-7767 Extension 227
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               (Name)                           (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If the answer is no identify report(s)        [X] Yes [ ] No

     (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?                           [ ] Yes [X] No

     If so; attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

                               Cygne Designs, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 1, 2000                         By: /s/ ROY E. GREEN
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                                                   Roy E. Green
                                                   Senior Vice President
                                                   Chief Financial Officer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).